0-49755



03056631



Annual Review 2002

P.E. 12-31-02

AR/S



Quinton Cardiology Systems, Inc.

CRGH

Introduction

In the early nineteen fifties, our founder, Wayne Quinton, made cardiac stress testing easier to perform by developing a treadmill designed specifically to address that clinical need. Since then, Quinton has broadened its product portfolio with many innovative offerings to assist clinicians in the diagnosis and treatment of cardiovascular disease.

Over sixty million people in the United States alone have active or developing heart disease, according to the American Heart Association. Devices that acquire, analyze and display the heart's electrical signal – the ECG waveform – are fundamental to the diagnosis and treatment of heart disease. Through our expertise in this core element, Quinton systems enable effective management of heart disease in clinical environments for millions around the world.

For nearly half a century, Quinton has provided clinicians easy to use, workflow enhancing, and clinically superior diagnostic cardiology systems. Even as we continue to expand our technology to address the emerging healthcare connectivity needs, we remain absolutely committed to this important original purpose.

Table of Contents

Financial Highlights

Summary of Consolidated Financial Data

(In thousands, except per share amounts)

	(Year ended)		
	2000	2001	2002
Consolidated Statement of Operations Data			
Revenues	$ 50,734	$ 42,874	$ 46,496
Gross profit	17,015	16,854	18,613
Gross Profit %	33.5%	39.3%	40.0%
Operating loss	(9,155)	(5,392)	(1,871)
Net loss	$ (7,000)	$ (7,989)	$ (1,355)
Basic and diluted loss per share	$ (13.94)	$ (12.69)	$ (0.17)
Weighted average shares used to compute basic and diluted loss per share	502	630	7,888
Consolidated Balance Sheet Data			
Cash and cash equivalents	$ 423	$ 218	$ 19,382
Working capital (deficit)	(944)	(3,450)	20,584
Total assets	23,654	17,466	42,050
Total liabilities	18,183	17,409	14,741
Shareholders' equity	5,471	57	27,309

Price Range of Common Stock - 2002

(High and low closing prices of the Company's common stock, as reported by the NASDAQ Stock Market)

	High	Low
Second quarter (from May 6, 2002)	$ 9.06	$ 7.19
Third quarter	8.85	5.41
Fourth quarter	7.90	4.54

Dear Fellow Shareholders,



Ruediger Naumann-Etienne

Quinton Cardiology Systems, Inc. enjoyed a banner year in 2002.

Despite the challenge of a sluggish global economy, Quinton achieved several key milestones. Not only did we complete one of the year's few successful initial public offerings, we acquired a former competitor, launched numerous products, and created new distribution opportunities domestically and internationally. And in 2002, Quinton was honored as the "Patient Monitoring Company of the Year" by Frost & Sullivan, a global leader in medical industry research.

In addition, we demonstrated significant progress in our financial results during 2002. Annual revenues grew over 8% in 2002 to $46.5 million. Gross profit improved by over 10% in 2002 to $18.6 million and we reduced our net loss by 83% to $1.4 million, compared with a net loss of $8 million for the prior year. As a result, net loss was $0.17 per share, compared with a net loss of $12.69 per share in 2001. More important, we culminated the year by achieving a net profit in fourth quarter of $0.6 million, earning $0.05 per share.

Cash from Quinton's initial public offering enabled us to acquire Burdick, Inc., a leading provider of electrocardiographs and other diagnostic cardiology offerings, including data management systems, on January 2, 2003. The Burdick acquisition almost doubles Quinton's size, and provides us with another highly regarded cardiology brand name, complementary products, and expanded distribution capabilities, particularly in the domestic physician office market.

Our continued focus on innovative research and development during 2002 resulted in new offerings in several franchise markets, including:

- Cardiac rehabilitation. Our rehabilitation monitoring system, Q-Tel RMS, sets new standards for cardiac rehabilitation telemetry by reliably monitoring in real-time those patients participating in these specialized programs.
- Cardiac stress testing. The updated Q-Stress cardiac stress monitor provides enhanced networking capability and better connectivity. In November we also launched a Kanji (Japanese language) version.
- Holter monitoring. A new compact recorder introduced for the Q-Track II Holter system improves patient comfort while providing significant clinical advantages.
- ECG management. Q-Exchange, a new cross-platform software program, facilitates interaction between healthcare data management networks and diagnostic cardiology monitoring systems.

Leveraging the capabilities and excitement generated by these and other new products, Quinton is developing additional ways to expand our business. Domestically, strategic partnerships with companies including Medical Positioning, Inc. and Problem Solving Concepts, Inc. are bringing Quinton products to new, specialized markets. Internationally, important distribution agreements were established in 2002 with Nihon Kohden, a leading medical device company in Japan, and with Chindex, a leading distributor in China.



John R. Hinson

During 2003, we intend to build on last year's accomplishments. First, we will focus on integrating Burdick. Second, we will continue our previous innovation in research and development, providing new offerings in our franchise markets. Third, we will use these new products to drive growth in our domestic direct and distributor channels, as well as in our international distribution network. And finally, we will continue to seek complementary alliances and acquisitions.

As we complete our first year as a public company, we would like to acknowledge the work of all Quinton employees, whose creativity, commitment and dedication have brought about the accomplishments to date and positioned us for a successful future.

We also want to assure our shareholders that we are committed to integrity in all aspects of our business, especially our financial reporting. In addition, as members of the greater medical community, we feel a special responsibility to the healthcare professionals we serve and, by extension, to their patients. It is our honor to continue to meet this challenge.

We look forward to sharing our progress with you and thank you for your trust and support.

Sincerely,



Ruediger Naumann-Etienne, Ph.D.
Chairman & CEO



John R. Hinson
President & COO

The first critical step in diagnosing cardiac disease



The resting ECG, a ten-second "snapshot" of a heart's electrical signals at rest, is the most common diagnostic cardiology procedure. Performed in physicians' offices, clinics and hospitals worldwide, this test is often the first step in screening and diagnosing disorders of the heart.

From compact systems designed for low volume use in physicians' offices to rugged, reliable, high-volume hospital-grade systems, we provide an entire family of electrocardiographs. Our systems not only record and print ECGs, they also provide physicians with computer-generated interpretation, an invaluable "silent second opinion." The interpretations are based on the internationally respected Glasgow Royal Infirmary algorithm, a comprehensive and accurate analysis tool that considers additional variables such as age, gender and race.

In the physician office where efficiency is important, our compact, single-channel electrocardiographs are trusted favorites. In clinics and settings where multi-channel diagnostic capability is required, our mid-range products provide more on-board storage and additional features. In high-volume hospitals, our high-end electrocardiographs provide maximum storage, configurability and connectivity to enhance work flow in the most demanding settings.

Accurate, reliable ECG recording is the core of diagnostic cardiology and the focus of our electrocardiographs.

Market leadership through award winning products



Cardiac stress testing has been a primary diagnostic cardiology tool for more than four decades. Inexpensive and simple to perform, the test monitors heart rate, blood pressure, and ECG signal to determine whether induced stress may reveal abnormalities in cardiac function.

Using well-established protocols and measurements to evaluate patients, stress testing uses a treadmill and a stress monitor to push a patient to peak exertion while continuously acquiring ECG signals. Often the heart reveals clinically significant ECG abnormalities only at peak exertion levels.

Each component of a stress system, the ECG monitor, the exercise device, peripheral devices and, most important, the analysis software, adds to its clinical utility. Only through complete integration of all of these components can the clinicians be assured of an accurate diagnosis. Since a successful test vigorously exercises the patient to exhaustion, the procedure cannot be quickly repeated, making accuracy and reliability of our stress systems vital.

Quinton stress systems, from office-oriented devices to networked hospital systems, record all comments, data, and ECG traces throughout the procedure. The systems are differentiated by their capabilities, such as storage, analysis, connectivity, and integration options.

Enhanced connectivity enables controlled, secure transmission of patient records to colleagues. Using our stress systems, physicians can review completed tests on the system immediately post-procedure, or later off-line, on a workstation. The unique Q-Exchange™ feature significantly improves workflow by enabling patient data import and export, transfer of data to multi-device reporting packages, and reduction of data entry errors.

Supporting the innovation designed into all our stress test systems are Quinton's proprietary medical treadmills, recognized as the industry standard. Accurate, reliable and quiet, these treadmills help position Quinton as the leading developer of cardiac stress test products.

Stress products from Quinton set the standard for clinical accuracy, integration and reliability.

Clinically superior diagnostic capability



Holter monitoring devices record ECG activity for an extended period. The battery-powered recorder stores signals obtained from electrodes placed on the chest. Recorded Holter data is then analyzed to assess cardiac function and to associate abnormalities and symptoms with patient activities.

Quinton provides Holter monitoring solutions appropriate to any setting. These systems offer easy to use and flexible analysis software and reporting tools. Optional pacemaker analysis and heart rate variability software provide even greater clinical precision. Our Holter technology supports a wide range of networking options, making it easy to set up multiple workstations for data collection and editing.

Quinton's high-end systems capture true 12-lead ECG waveforms, assuring the highest level of clinical accuracy. 12-lead ECG waveforms enable superior ST segment analysis, often a key element in the diagnostic process. The digital recorder allows a full 24-hour study to be downloaded and processed in less than 90 seconds.

From hospital cardiac care units to physician offices, Quinton Holter systems deliver superior clinical resolution while dramatically improving workflow.

Easy to use, reliable technology on a Windows platform



Cardiac catheterization, a procedure that involves the insertion of a flexible tube into the heart, provides accurate and detailed information about the heart's mechanical function. When X-ray equipment is used to visually monitor the catheter inside the heart, a cardiac catheterization monitoring system records the patient's ECG and other vital signs. Using catheterization, clinicians can actually treat some forms of heart disease.

Quinton's cardiac catheterization monitoring system has advanced image analysis and data management capabilities. The system features a familiar Windows-based user interface with guided charting templates, menu driven pick-lists and user-defined libraries. Our software also performs quantitative analysis of coronary arteries and ventricular images and integrates the data into a customized, comprehensive diagnostic report.

Our superior workflow design eliminates redundant data entry and guarantees database integrity. A built-in data export program sends administrative, inventory and outcomes information to other hospital or cardiology databases. Our latest release has an open architecture format and links to image management systems, peripheral monitoring devices, and database systems.

Quinton offers comprehensive cardiac catheterization monitoring, image analysis and reporting solutions.

Wireless technology and optimized workflow for a growing global need



The prevalence of heart disease around the world has created increased demand for cardiac rehabilitation services. Cardiac rehabilitation helps patients with heart disease recover from surgery or a heart attack through lifestyle counseling and monitored exercise. A critical component of every cardiac rehabilitation program is the monitoring of the patient's ECG signals during exercise. Wireless technology provides this monitoring capability by digitally transmitting patient ECG data to clinician workstations.

Introduced in 2002, Quinton's Q-Tel® RMS is a comprehensive cardiac monitoring and rehabilitation data management system that transmits real-time ECG data to monitoring stations for storage and review. The system monitors up to a dozen patients during exercise sessions to meet the needs of the busiest facility.

Our monitoring software analyzes and stores individual patient data, alerting staff to any critical changes. A Windows-based platform provides unprecedented ease of use and total workflow management. Additionally, the system compiles all the data from a patient's exercise session in a detailed report that supports tracking of clinical outcomes. Every Quinton telemetry system offers custom tracking software that reviews each patient's rehabilitation status.

Quinton telemetry systems deliver reliable management of cardiac rehabilitation programs on a highly efficient, easy to use platform.

Integrating diagnostic cardiology information



More diagnostic tools are available to clinicians than ever before, so the management of patient data has become a great challenge. For this reason, we developed ECG management systems to meet the needs of users in a variety of settings.

Our data management system for offices and clinics provides convenient storage and retrieval of patient ECG data. This system links our electrocardiographs with PC-based software, providing a paperless solution for the highest quality output and archiving.

In the hospital, where managing patient ECG data is time-consuming, laborious and expensive, our high-end, cardiology management system delivers integration, speed, connectivity and scalability. This enterprise-wide system offers true efficiency, centralizing ECG management and organizing cardiology reports from different diagnostic devices into a single, readily accessible patient record. With this data management platform, Quinton has established a performance standard in one of the fastest growing segments of the cardiology market.

Quinton has developed a unique transfer tool that uses widely accepted communication protocols and data formats to allow our diagnostic acquisition devices to import and export patient and clinical data to a wide variety of other systems. These systems can be departmental image management programs, report generators, small office patient databases, and even HL-7 based hospital information systems.

Quinton's ECG management systems give clinicians a comprehensive and reliable diagnostic tool that addresses their data management needs.

A single source for related products

Although ECG analysis is the cornerstone of diagnostic cardiology, proper diagnosis often requires a clinician to look beyond ECG data.

As a full-service diagnostic cardiology company, Quinton provides many accessories to clinicians to assist them in this process. Pulse oximetry systems, spirometry, and ambulatory blood pressure monitors are just a few of these high-quality, reliable, ancillary diagnostic devices.

Quinton also provides high quality supplies for its diagnostic cardiology systems, including top-grade recorder paper, fault-free cables and electrodes for all types of cardiac testing. Our premium chart recorder paper is designed to provide maximum printed trace longevity, maintain printhead life and minimize trace fading. Our custom-manufactured patient cables and leadwires assure high quality ECG recordings on all types of systems. And our patented Quik-Prep™ electrode system helps eliminate tracing abnormalities caused by improper skin preparation.

Unparalleled support for diagnostic cardiology practitioners

Thanks to our solid product engineering and superior service programs, it's not uncommon to find early versions of Quinton products working reliably in the field long after their production has been discontinued.

Quinton offers a wide choice of product support programs designed to accommodate different budgets and needs. These programs help control costs while providing clinical assurance, knowing that the products will work to factory specifications and perform to expectations.

Quinton's technical specialists are Microsoft certified. They are chosen for their commitment to customer satisfaction, as well as for their technical strengths in current technology platforms and the clinical environments where our products are used.

Telephone access to the company's technical support call center is facilitated with state-of-the-art voice recognition and skills-based routing technologies. As a result, callers are usually connected with the appropriate specialist within seconds.

We have numerous continuous improvement programs dedicated to enhancing customer relationships, including multi-functional quality review teams that study customer feedback to identify opportunities to improve products and services and active monitoring of customer interactions to ensure we meet expectations.

Quinton ... products and services covering the continuum of cardiovascular care

DIRECTORS

Ruediger Naumann-Etienne, Ph.D.
Chairman of the Board and
Chief Executive Officer

John R. Hinson
President and
Chief Operating Officer

W. Robert Berg
Director

Jue-Hsien Chern, Ph.D.
Director

Harvey N. Gillis
Director

William R. Hambrecht
Director

OFFICERS

Ruediger Naumann-Etienne, Ph.D.
Chairman of the Board and
Chief Executive Officer

John R. Hinson
President and
Chief Operating Officer

Michael K. Matysik
Senior Vice President, Chief
Financial Officer and Secretary

David M. Hadley, Ph.D.
Vice President, Research
and Development

Darryl R. Lustig
Vice President, Sales and Marketing,
Burdick

John R. Serino
Vice President, Sales and Marketing,
Quinton

HEADQUARTERS

Quinton Cardiology Systems, Inc.
3303 Monte Villa Parkway
Bothell, WA 98021-8969
Telephone: 425.402.2000
www.quinton.com

STOCK INFORMATION

Listed: NASDAQ
Symbol: QUIN

INVESTOR RELATIONS

Telephone: 425.402.2009
investor@quinton.com

ANNUAL MEETING

May 16, 2003
10:00 a.m. PDT

Location:
Quinton Cardiology Systems, Inc.
3303 Monte Villa Parkway
Bothell, WA 98021-8969

FORM 10K

Additional copies of this Review and Quinton Cardiology Systems, Inc. Report on Form 10-K are available without charge upon written request.

STOCK TRANSFER AGENT AND REGISTRAR

Mellon Investor Services
Suite 1220
520 Pike Street
Seattle, WA 98101-4029
Telephone inquiries: 800.610.3775
Facsimile: 206.674.3059
Internet: www.melloninvestor.com

INDEPENDENT ACCOUNTANTS

KPMG LLP
3100 Two Union Square
601 Union Street
Seattle, WA 98101-2327

LEGAL COUNSEL

Perkins Coie LLP
1201 Third Avenue
Suite 4800
Seattle, WA 98101-3099



Quinton Cardiology Systems, Inc.

3303 Monte Villa Parkway
Bothell, Washington
98021-8969

Visit our website at:
www.quinton.com